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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)
Park Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

700164106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1 of 5 Pages

CUSIP No.	700164106

1. Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
David A. Remijas

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization
U.S. Citizen

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power	115,612

	6. Shared Voting Power	16,686

	7. Sole Dispositive Power	115,612

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
132,298
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒
11. Percent of Class Represented by Amount in Row (9)
11.1%
12. Type of Reporting Person
IN

2 of 5 Pages

CUSIP No.	700164106

Item 1.

(a)	Name of Issuer:

         Park Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

 5400 S. Pulaski, Chicago, Illinois 60632

Item 2.

(a)	Name of Person Filing:

 David A. Remijas

(b)	Address of Principal Business Office or, if none, Residence:

 5400 S. Pulaski, Chicago, Illinois 60632

(c)	Citizenship:

U.S. Citizen

(d)	Title of Class of Securities:

 Common Stock

(e)	CUSIP Number:

  700164106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

3 of 5 Pages

CUSIP No.	700164106

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

 132,298

(b)	Percent of class:

 11.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 115,612.

(ii)	Shared power to vote or direct the vote: 16,686.

(iii)	Sole power to dispose or to direct the disposition of: 115,612.

(iv)	Shared power to dispose or to direct the disposition of: 0.

The amount beneficially owned by Mr. Remijas includes 67,536 shares subject to stock options that are currently exercisable or exercisable within 60 days from December 31, 2005 and 16,686 shares allocated to his account pursuant to the Employee Stock Ownership Plan for Park Federal Savings Bank (the “Bank”) to which there is shared voting power with the plan trustee. Mr. Remijas disclaims beneficial ownership of (i) 54,060 shares held in the Bank’s 401(k) Plan to which members of the Advisory Plan Committee for the 401(k) Plan share voting power and (ii) 17,752 shares owned by Mr. Remijas’ spouse. The disclaimed shares are not included in Mr. Remijas’ aggregate beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	/s/ David A. Remijas Name: David A. Remijas